[WaveRider Letterhead]

January 23, 2006

Mr. Larry Spirgel
Assistant Director
Security and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC  20549

         Re:      WaveRider Communications Inc.
                  Form 10-KSB for Fiscal Year Ended December 31, 2004 Filed March 31, 2005

                  Form 10-QSB for Fiscal Quarter Ended September 30, 2005 File No. 000-25680


Dear Mr. Spirgel:

In response to your letter of December 16, 2005, we provide the following responses:

Form 10-KSB for Fiscal Year Ended December 31, 2004

Note 11. Convertible Debentures, page 40

1. After review of SFAS 133 and EITF 00-19, we have determined that the Company does not control its ability to physically or net-share settle its financial instruments that are convertible or exercisable into common stock, due to the fact that our convertible debentures are not convertible into a fixed or determinable number of shares. As a result, there is no assurance that there are sufficient authorized shares for all potential debenture conversions. As a result, we have determined that we should value certain financial instruments, including our warrants and the embedded derivatives associated with our convertible debentures, on net-cash settlement basis and record them as liabilities.

     Under the net-cash settlement basis, upon issuance, the proceeds would be allocated first to the fair value of the warrants and embedded derivative instruments with the remainder being allocated to the convertible debt. Since the embedded derivates have been bifurcated from the debenture and recorded as a liability, there would be no amount calculated for a beneficial conversion feature under EITF 98-5 or EITF 00-27. The carrying value of the debentures would then be accreted up to their full face value over the term of the debentures, to interest expense.

     The fair value of the derivative financial instruments is remeasured each reporting period with the change charged (credited) to operations.

     When a conversion takes place, the book value of the converted debenture on the conversion date, along with the proportionate share of the embedded derivatives, would then be reclassified from liabilities to additional paid in capital and common stock.

2. Assuming a net-cash settlement basis, we have determined that the fair value of the embedded derivatives is properly recorded as the amount that would have to be paid by WaveRider if we were to settle all the debentures on a cash only basis. Under the terms of the debentures, if the debenture holders issue a conversion notice to WaveRider, we have the option of settling the notice by either: (i) issuing stock based on a discount to the average of the lowest 3 closing bid prices over the preceding 20 days; or,
     (ii) paying a cash settlement which is 120% of the face value of the debentures to be converted. It is our belief that this 20% uplift is the true fair value of the embedded derivatives, assuming net-cash settlement.

     As such, we would record as a liability an amount equal to 20% of the face value of the issued and outstanding debentures. Upon conversion, we would reclassify the proportionate share of this liability and, along with the accreted debenture value, to equity as additional paid in capital and common stock.

3. As discussed in response #1 above, after review of SFAS 133 and EITF 00-19, we have determined that the Company must value all of its warrants on a net-cash settlement basis as a result of the Company's inability to conclude that it has sufficient authorized shares to satisfy warrant exercises. However, we agree that, absent this condition, the Company would still be required to record the warrants as a liability as a result of the liquidated damages provisions in our registration rights agreement causing a net-share settlement with unregistered shares to be an "uneconomic" alternative.

     In order to estimate the fair value of the warrants assuming net-cash settlement under EITF 00-19, we utilized a Black Scholes model.

     Valuations were made at the time of the initial issuance of the convertible debentures (July 2003), which caused us to reclassify the warrants to liabilities.

     At each valuation date, the Black Scholes value of each warrant is updated using the closing stock price, volatility based on weekly closing stock prices for the preceding 52 weeks and a discount rate for each warrant based on the published Federal Treasury constant maturity tables for a period similar to warrant expiry.

     At the initial valuation of the warrants (July 2003), the fair value of the warrants is credited to liabilities with an offsetting debit to additional paid in capital. The changes in fair value on each subsequent reporting date is then charged (credited) to the income statement as derivative financial instrument expense (income) included in non-operating (income) expense.

Note 12. Shareholders' Equity, page 43

C.   Warrants, page 44

4. As discussed in response #3 above, the Company has determined that existing warrants must also be recorded as a liability at fair value assuming on a net-cash settlement basis as a result of the convertible debentures not be convertible into a fixed or determinable number of shares. Warrant valuation is performed as discussed in response #3. With regard to warrants that were outstanding prior to the issuance of the convertible debentures in July of 2003, as discussed, these were also reclassified to liabilities at their fair value on the date of the issuance of the first convertible debentures, as such any increase or decrease in the fair value of the warrants from the date of their original issuance to the reclassification date was recorded as an adjustment to shareholders' equity (deficit) and is not charged (credited) to the income statement.

As a result of these determinations, the Company has amended its annual report on Form 10-KSB, for the year ended December 31, 2004, including the 2003 financial statements, and its quarterly reports on Form 10-QSB for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005, as well as all prior year comparative interim information.

In conjunction with this response, the Company acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and,

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ T. Scott Worthington
------------------------
T. Scott Worthington
Vice President and CFO